UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 20, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $16.3 MILLION, OR $0.44 PER SHARE;
NET INTEREST INCOME INCREASED 22% FROM PREVIOUS QUARTER AND 43% YEAR-OVER-YEAR;
YEAR-TO-DATE NET INCOME ROSE 118% TO $58.4 MILLION, OR $1.58 PER SHARE

PANAMA CITY, October 20, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter and nine months ended September 30, 2011.

Third Quarter Business Highlights

•
Third quarter 2011 Net Income (*) totaled $16.3 million, a $1.4 million, or 9%, improvement from third quarter 2010, as the Commercial Division reported Net Income of $17.7 million, a $3.8 million, or 27%, increase over last year, partly offset by results in the Asset Management Unit (-$3.3 million).

•	On a year-to-date basis, the Bank’s Net Income totaled $58.4 million, a $31.7 million, or 118%, increase from 2010, driven by improved performance across all of the Bank’s business lines.

•
The Commercial Division’s continued growth in Net Income was driven by net operating revenues of $30.0 million, 42% higher than the same period 2010, and 27% higher than the second quarter 2011.  The increase during the quarter was driven by portfolio growth and diversification, along with increased commission income.

•	The Commercial Portfolio reached $5.6 billion, a $1.4 billion, or 34%, year-on-year increase, and a $371 million, or 7%, increase from the previous quarter, while average portfolio balances grew 11%.

•
As of September 30, 2011, the non-accrual portfolio stood at $33.1 million, or 0.7% of the loan portfolio, compared to 0.9% a year ago.  The Bank reported no past-due amounts and all loans in non-accruing status were current.  As of September 30, 2011, the ratio of the allowance for credit losses to the Commercial Portfolio was 1.7%, compared to 2.3% as of September 30, 2010, and 1.8% as of June 30, 2011.

•
In the third quarter 2011, the Treasury Division reported Net Income of $2.0 million, compared to a $1.5 million Net Loss in the same period 2010, and $1.1 million in Net Income in the second quarter 2011.  Net Income in the third quarter 2011 was mainly attributable to gains on sales of securities.

•	As of September 30, 2011, the Bank’s deposit balances totaled $2.5 billion, a new historical high, representing a 34% year-on-year increase, and a 20% increase from the previous quarter.

•
Funding costs continued to improve as the weighted average funding cost in the third quarter 2011 was 1.05%, a decrease of 17 bps compared to the third quarter 2010, and a decrease of 3 bps compared to the previous quarter.

•
Net interest income amounted to $28.7 million in the third quarter 2011, an $8.7 million, or 43%, increase compared to the third quarter 2010, and a $5.2 million, or 22%, increase compared to the second quarter 2011.  The results were driven by higher average interest-earning assets (+31% versus third quarter 2010 and +12% versus second quarter 2011), as well as an improved net interest margin (up 17 bps from the third quarter 2010, and 15 bps higher than the second quarter 2011).

•
During the third quarter 2011, the Asset Management Unit reported a Net Loss of $3.3 million, mainly due to mark-to-market losses on long positions in Latin American currencies and Latin American short-term sovereign credits incurred late in the quarter during increased market volatility.  On a year-to-date basis, Bladex’s investment in the Bladex Capital Growth Fund (BCGF, the Investment Fund, managed by this Unit), contributed Net Income of $11.5 million to the Bank, compared to a Net Loss of $8.1 million in the same period 2010.

•
As of September 30, 2011, the Bank’s Tier 1 capital ratio was 16.9%, compared to 20.6% as of September 30, 2010, and 18.1% as of June 30, 2011, as the Bank continues deploying capital through growth.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

 (*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "The third quarter saw the Bank's business shift into high gear. In just three months, net interest income grew 22%, fees increased 93%, deposits were up 20% to reach an all-time high, while the Commercial Portfolio grew 7%.  Concurrently, liquidity strengthened and credit quality remained strong.

The Asset Management Division, however, posted a $3.3 million loss during what is widely viewed as one of the most volatile quarters in recent years, but still remains comfortably ahead year-to-date with a Net Income contribution of $11.5 million in 9M11.

By supporting clients at a difficult time in the market, Bladex is strengthening its franchise and proving once more the Bank’s strategic value to the Region.  With its ample capitalization supporting sustained growth, Bladex has been able to steadily increase margins, ROA and ROE levels within its core intermediation and client business, even while the world economy slows.

Bladex is keenly aware of the increasing risk levels in the markets, and has taken measures to protect the Bank accordingly - this is something we know how to do quite well.  Crucially, however, the Bank has strengthened its position as a uniquely qualified specialist in the intermediation of Latin America's growing trade flows, which continue supplying the global demand for food, commodities, and energy.  This is a great position in which to be, and the reason why Bladex is so confident with regards to the Bank’s prospects moving forward."

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M11	9M10	3Q11	2Q11	3Q10
Net Interest Income	$73.6	$53.5	$28.7	$23.5	$20.0
Net Operating Income (Loss) by Business Segment:
Commercial Division	$47.9	$37.4	$20.1	$13.9	$14.0
Treasury Division	$2.2	$(7.1)	$2.0	$1.1	$(1.5)
Asset Management Unit	$12.0	$(10.4)	$(3.5)	$11.7	$3.1
Net Operating Income	$62.2	$19.9	$18.5	$26.7	$15.6
Net income	$58.9	$24.4	$16.1	$26.1	$15.5
Net income (loss) attributable to the redeemable noncontrolling interest	$0.5	$(2.3)	$(0.2)	$0.4	$0.5
Net Income attributable to Bladex	$58.4	$26.7	$16.3	$25.7	$15.0

Net Income per Share (1)	$1.58	$0.73	$0.44	$0.70	$0.41
Book Value per common share (period end)	$19.71	$18.77	$19.71	$19.73	$18.77
Return on Average Equity (“ROE”)	10.8%	5.3%	8.7%	14.3%	8.7%
Operating Return on Average Equity (“Operating ROE”) (2)	11.5%	3.9%	9.9%	14.9%	9.0%
Return on Average Assets (“ROA”)	1.4%	0.9%	1.1%	1.9%	1.3%
Net Interest Margin	1.80%	1.70%	1.90%	1.75%	1.73%
Efficiency Ratio (3)	37%	60%	40%	33%	40%

Tier 1 Capital (4)	$741	$690	$741	$731	$690
Total Capital (5)	$796	$732	$796	$782	$732
Risk-Weighted Assets	$4,395	$3,352	$4,395	$4,047	$3,352
Tier 1 Capital Ratio (4)	16.9%	20.6%	16.9%	18.1%	20.6%
Total Capital Ratio (5)	18.1%	21.8%	18.1%	19.3%	21.8%
Stockholders’ Equity	$732	$689	$732	$731	$689
Stockholders’ Equity to Total Assets	11.6%	14.2%	11.6%	12.6%	14.2%
Other Comprehensive Income Account (“OCI”)	$(13)	$(5)	$(13)	$(3)	$(5)

Leverage (times) (6)	8.6	7.1	8.6	7.9	7.1
Liquid Assets / Total Assets (7)	8.5%	6.9%	8.5%	6.0%	6.9%
Liquid Assets / Total Deposits	21.4%	18.1%	21.4%	16.8%	18.1%

Non-Accruing Loans to Total Loans, net	0.7%	0.9%	0.7%	0.6%	0.9%
Allowance for Credit Losses to Commercial Portfolio	1.7%	2.3%	1.7%	1.8%	2.3%

Total Assets	$6,293	$4,861	$6,293	$5,807	$4,861

RECENT EVENTS

▪	Ratings affirmed: On August 29, 2011, Fitch Ratings affirmed the Bank’s credit rating at BBB/F2, with a “Stable” Outlook.

▪
Quarterly dividend payment:  At the Board of Director’s meeting held October 18, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the third quarter 2011.  The dividend will be paid November 8, 2011, to stockholders registered as of October 31, 2011.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2011, Bladex had disbursed accumulated credits of approximately $178 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 21, 2011 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 21, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 64247223.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
20 Broad Street, 25th Floor, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com